February 9, 2009

VIA U.S. MAIL AND FACSIMILE

Elisabeth Bentzinger, Esq.
Counsel
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

       Re: Protective Life Insurance Company
              Registration Statement on Form S-1
              File No. 333-156285 for Modified Guarantee Annuity Contracts

Dear Ms. Bentzinger:

The staff has reviewed the above-referenced registration statement, which the Commission received on December 18, 2008. Based on our review, we have the following comments regarding this filing. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

1. **Surrender Charges** (p. 12)

The prospectus states that no surrender charge will be assessed on surrenders from a "1-year subsequent Guaranteed Period." It is unclear whether this period only includes the automatic 1-year Guaranteed Period or all subsequent 1-year Guaranteed Periods. Please revise this phrase for clarity. The staff notes similar language appears on page 13.

2. **Tandy Representations**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6753. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at ruckmanc@sec.gov or transmitted by facsimile to (202) 551-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-4644.

Sincerely,

Craig Ruckman
Attorney-Adviser
Office of Insurance Products